EURO TUNNEL

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

03 NOV -3 AM 7:21

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

03037119

22 October 2003

SUPPL

Dear Sirs,

RE : Eurotunnel PLC (~~82-2999~~ 82-3000)/Eurotunnel SA (~~82-3000~~ 82-2999) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Eurotunnel's revenue and traffic trading statement, for the third quarter of 2003, and strategic update.

Yours faithfully,

D Leonard
Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

EMBARGO: Not for release before 0700 hours (UK time) on Tuesday, 21 October 2003

THIRD QUARTER TRADING & STRATEGIC UPDATE

Eurotunnel makes progress in a trading environment which remains difficult

- **Truck volumes increased**
- **Shuttle market shares increased or maintained**
- **Yield decline slowing**
- **Operating revenue down 6%**
- **Debt reduced by £44m in Q3 (£134m year-to-date)**
- **High service levels maintained**
- **Rail freight service planned for early 2005**

Eurotunnel, operator of the Channel Tunnel, today issued a trading statement for the third quarter of 2003 (July to September).

Richard Shirrefs, Chief Executive, commented:

"As anticipated at the half-year stage, weak market conditions have continued to make the third quarter difficult for the whole industry. However, we have been able to increase or maintain our market shares, and to slow the rate of revenue decline compared to the second quarter. Against this backdrop of a trading environment which remains difficult, our focus remains on service quality and operational efficiency, where we have made further good progress. We have also continued to reduce our debt during the quarter.

"We are pleased to see the signs of improving results from Eurostar, and the continuing recovery of cross-Channel rail freight traffic.

"The development of rail freight services between Continental Europe and the UK is key to realising the full potential of the Channel Tunnel. We have made significant progress in the development of our own rail freight plans in response to customers' demands, taking advantage of the liberalisation of the European rail freight market."

/...

THIRD QUARTER REVENUE & TRAFFIC

Eurotunnel Shuttle Services

Truck shuttles

Eurotunnel increased the number of trucks carried in the third quarter by 6% compared to the same period last year, despite a flat market. A successful marketing strategy delivered a market share which was two points higher at 43%. Competition from the ferries maintained pressure on yields during the quarter, although the year-on-year rate of decline was stable.

Passenger shuttles

The short straits car market declined 3% during the third quarter due in large part to the decline in package travel resulting from the uncertainty in the travel market created earlier in the year by the Iraq conflict. Eurotunnel carried 4% fewer cars compared to the third quarter of last year, with market share stable at 40%. This reflected a reduction in the number of low price promotions which enabled the year-on-year decline in yields and revenue during the third quarter to be reduced.

The short straits coach market declined by 14% largely as a result of reduced demand for scheduled European coach services and the impact of the Iraq conflict on summer bookings. Eurotunnel's carryings fell by 8% with market share up two points at 32%.

	Q3 2003	Q3 2002	% change	Short straits market[1]
Truck shuttles	314,133 trucks	296,216 trucks	+ 6%	0%
Passenger shuttles	639,064 cars[2] 17,892 coaches	667,936 cars[2] 19,466 coaches	- 4% - 8%	- 3% - 14%

[1]Short straits market: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque
[2] including motorcycles, cars, vehicles with trailers, caravans and campervans

Operating Revenue

Eurotunnel's shuttle service revenue fell by 11% at constant exchange rates to £84.8 million, reflecting lower revenue from both the truck and car businesses largely as a result of the lower yields achieved compared to last year. Railways revenue grew 2% to £58.1 million made up primarily of guaranteed payments under the Minimum Usage Charge (MUC). Total operating revenue was down 6% to £146.8 million, compared to a decline of 9% in the second quarter.

£ million	Q3 2003 Unaudited*	Q3 2002 Restated*	% change	Q3 2002 Reported**
Shuttle services	84.8	95.6	- 11%	91.1
Railways	58.1	57.0	+ 2%	54.2
Transport activities	**142.9**	**152.6**	**- 6%**	**145.3**
Non-transport activities	3.9	3.8	+ 2%	3.7
Operating revenue	**146.8**	**156.4**	**- 6%**	**149.0**

- The exchange rate applicable for the nine months to 30 September 2003 and for the restated nine months to 30 September 2002 is £1= € 1.441. ** The equivalent 2002 exchange rate was £1= € 1.584.

Railways (Eurostar & rail freight)

The Channel Tunnel is also used by other rail services not managed by Eurotunnel - Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

The number of passengers* carried through the Tunnel by Eurostar fell from 1,906,897 in the third quarter of 2002 to 1,772,684 in the corresponding period in 2003, a decline of 7% compared to a decline of 11% during the first half. The first phase of the UK high-speed rail link opened on 28 September and early results are encouraging. The new line, which enables Eurostar passengers to travel between London and Paris in 2 hours 35 minutes, London and Brussels in 2 hours 20 minutes, and London and Lille in 1 hour 40 minutes, should enable Eurostar to improve its market share on these routes.

Rail freight tonnage carried through the Tunnel rose from 338,241 tonnes in the third quarter of 2002 to 442,222 tonnes in the corresponding period in 2003, an increase of 31%.

The level of through-rail traffic using the Channel Tunnel currently has no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until November 2006.

(* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.)

Debt reduction

Eurotunnel reduced its debt by £44 million during the third quarter with the proceeds of UK leasing transactions, bringing the total reduction for the year-to-date to £134 million.

/...

STRATEGIC UPDATE

Eurotunnel is actively pursuing strategic initiatives in three key areas:

(i) Restructuring the cross-Channel rail industry

Eurotunnel is actively exploring how the fundamental structural problems in the cross-Channel rail industry can be addressed. This would involve the realignment of incentives of the parties concerned and changes to the financial structure of the industry necessary to further develop rail freight and passenger rail traffic. This agenda is both ambitious and complex.

(ii) Generating additional traffic growth

The Group announced at its AGM in May 2003 that it was pursuing two further strategic developments aimed at generating additional traffic growth, in addition to its previous strategy:

- Firstly, to become a motor for cross-Channel rail development. Eurotunnel has applied for a rail freight operator's licence in France. The Group's plans for its initial rail freight service which, in response to customer feedback, will run from the UK beyond Dourges (France) to Italy and Germany are at an advanced stage. A sufficient number of expressions of interest have been received from customers to confirm that the necessary level of demand exists. Eurotunnel will submit the final details required to complete its licence application during the next few weeks. Subject to the necessary consents being obtained, the service is currently expected to commence early in 2005. In parallel with this, Eurotunnel has successfully completed the technical feasibility studies for a new rail freight container terminal at Folkestone, which would enable continental gauge containers to be brought into the UK by rail for the first time, also from 2005.

- Secondly, to become a motor for regional development, promoting the development of cross-border exchanges between Kent and the Nord-Pas de Calais, and contributing to the development of the areas around each end of the Tunnel, with the objective of increasing traffic in the longer term.

(iii) Continuing to develop the core business

Eurotunnel continues to pursue a strategy focussed on three principal objectives:

- The development of revenues from the core shuttle business through service excellence, destination marketing and continuing to develop the passenger and truck shuttle products to better meet customer needs.
- The strict control of spending through cost control and continuous improvements in productivity and operational efficiency.
- Debt reduction. Since 1998, Eurotunnel has reduced its debt by £1.1 billion and interest charges by £63 million per annum, through a series of financial transactions. Two UK leasing transactions have been concluded so far this year, enabling the Group to generate cash for debt repurchases from its UK tax losses. Work continues on further transactions.

Following solid growth in shuttle revenues in 2002, the first half of 2003 saw a significant decline in revenues due largely to lower yields, as operators sought to maintain volumes in markets where growth had slowed significantly. In addition, further increases in capacity have been announced by ferry operators, in a market already suffering from over-capacity.

/...

If these market conditions persist, the Board would highlight the following implications for the Group's financial position:

- Eurotunnel's liquidity position remains strong until the end of 2005, as interest which cannot be paid in cash can be settled by way of Stabilisation Advances which bear no interest until 2006.

- The restructuring implemented in 1998 provides scope for Eurotunnel to convert the Stabilisation Advances outstanding at the end of 2005 into shares in order to assist the Company in managing its financial position following the end of the stabilisation period. In view of the current outlook and the attractive terms of conversion, the Board now expects to recommend to shareholders the conversion of all these Advances although the final decision does not need to be taken until 2005.

- In 2007, Eurotunnel is due to start repayment of its Junior Debt. Eurotunnel has made clear that it would seek to refinance its debt in due course. The process of debt refinancing began in 2002. Based on the current outlook, the Board believes that prior to 2007, when Eurotunnel's revenues from the Railways are no longer guaranteed by the Minimum Usage Charge payments, the Group will need a substantial refinancing of its debt, so that its financial obligations better match the profile of cash generated over the remaining 83 years of its Concession.

The Board's objective is to put Eurotunnel's financing onto a sustainable long-term basis. The exact arrangements will depend on the success of the strategies set out above, which were presented at the AGM in May and which the Board firmly believes to be the most appropriate at this time.

Note to Editors:

1. Based on the £489 million Stabilisation Advances that were outstanding on 30 June 2003, such conversion would lead to the creation of 413 million new Units at a fixed rate of £1.18 (at a sterling/euro exchange of €1.441). This would represent 14% of the total number of shares in issue following conversion of the equity notes at the end of the year. This would reduce the interest bill by £25 million per annum from 2006.
2. Fully diluted share capital on the above basis would be 2959 million Units.

Media enquiries:
Kevin Charles, Eurotunnel, tel: 01303 288728 / 01303 288737
Giles Croot, Brunswick, tel: 020 7404 5959

Investor & analyst enquiries:
Alison Bourgeois, tel: 00 33 1 55 27 35 59

<u>News release no. 863</u>